UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 24, 2014, entitled "Statoil (OSE: STL, NYSE: STO): New investor relations senior vice president appointed".

Statoil (OSE: STL, NYSE: STO): New investor relations senior vice president appointed

We are pleased to announce that Peter Hutton has been appointed senior vice president CFO investor relations and will report to chief financial officer Torgrim Reitan.

Hutton is currently director of oil and gas research in RBC Capital Markets London, and has broad international experience from the oil and gas industry. He has spent 12 years in the oil and gas industry and 16 years within the financial industry.

Hutton holds a master of arts degree in modern history from the University of Oxford, UK and a diploma in international politics and the Middle East from Birkbeck College, UK. He will take on the role from 1 January 2015.

For more information:

Investor relations
Morten Sven Johannessen, investor relations
Tel: +47 90934148

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 24, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer